245 Summer Street

Fidelity® Investments

Boston, MA 02210

October 23, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:

Fidelity Commonwealth Trust II (the trust): File Nos. 333-139428 and 811-21990

Fidelity International Enhanced Index Fund

Fidelity Large Cap Core Enhanced Index Fund

Fidelity Large Cap Growth Enhanced Index Fund

Fidelity Large Cap Value Enhanced Index Fund

Fidelity Mid Cap Enhanced Index Fund (the “Enhanced Index Funds”)

CIK: 0001364923

Request for Withdrawal of Amendment to Registration Statement on Form N-1A

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), Fidelity Commonwealth Trust II (the "Trust") hereby requests the withdrawal of post-effective amendment no. 24 to its registration statement filed under the Securities Act of 1933 and amendment no. 24 to its registration statement filed under the Investment Company Act of 1940, both of which were filed on Form N-1A.

The amendments were duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the "SEC") on 08/16/2017 (Accession No. 0001379491-17-005519) and were filed to incorporate changes to the Enhanced Index Funds related to the implementation of a proposed Master-Feeder arrangement.

This withdrawal filing relates solely to the amendments specified herein and not to any other amendments relating to the Enhanced Index Funds or other series of the Trust.

Very truly yours,

/s/Marc Bryant

Marc Bryant

Secretary of the Trust